NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Walmart Inc.

Name of persons relying on exemption: Oxfam America1

Address of persons relying on exemption: 77 N. Washington St., Suite 500, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

PROXY MEMORANDUM

TO: Walmart Inc. Shareholders

RE: Proposal No. 10

DATE: April 29, 2025

CONTACT:     Diana Kearney, Oxfam, at diana.kearney@oxfam.org

I.	Resolved clause:

RESOLVED, that shareholders of Walmart Inc. (“Walmart” or “Company”) urge the Board of Directors (“Board”) to report to shareholders on the governance measures Walmart has implemented since 2019 to more effectively monitor and manage human rights risks related to workplace health and safety, including whether and how the Board (or Board committee) oversees policies that affect the Company’s injury rate, attendance policies impacting worker health and safety, and the provision of paid sick leave, as well as whether and how senior executive incentive compensation arrangements changed in response to health and safety concerns. The report should be prepared at reasonable cost and omit confidential and proprietary information.

II.	Arguments in Favor of a “For” Vote

A.	Support for this Resolution is Warranted Because:

1.	Walmart, the largest U.S. private-sector employer, has had serious worker health and safety issues for years. The persistence of these issues demonstrates that they have been insufficiently addressed by the company’s leadership. For example:

•	Walmart reported the second-highest rate of severe workplace injuries among U.S. employers between 2015 and 2022.[2]
•	The National Council for Occupational Safety and Health named Walmart one of its “dirty dozen” unsafe companies for 2024. Among other things, the “dirty dozen” report cited the 1,100 shooting incidents occurring at Walmart stores since 2014, which killed 300.[3] In November 2022, a Walmart manager killed six after opening fire in a store break room.[4]

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•	38% of Walmart workers surveyed who had been at the company for five years or more report having been injured on the job.[5]
•	A recent survey found that 74% of Walmart warehouse workers always or sometimes feel pressure to work faster; a quarter disagreed with the statement, “I can meet my performance objective/make rate without risking my safety or health.”[6] Over half reported experiencing heat stress in the previous three months, and half reported burn out from their job.[7]
•	A report details how Walmart’s attendance policies discourage workers from obtaining medical care by punishing them for illness- and disability-related absences.[8] A survey of over 1,000 workers revealed that Walmart routinely refused to accept doctor’s notes to excuse an absence, and punished workers for medical absences.[9] As one former Walmart worker recounts, “My appendix ruptured while at work and because I already had eight points, I could not leave work to go to the emergency room (ER) without pointing out and losing my job. I should have been able to leave to go to the ER and not worry about losing my job. I had even said to management, ‘So if I fall out because of my appendix and have to go out in an ambulance…I will get a point and lose my job?’ The response from management was, ‘Yes.’” —Sam,* Kentucky[10]
•	Walmart workers likewise report significant mental health issues, which can lead to low productivity, high turnover rates, and worker absenteeism. Researchers found widespread depression, with 45% of Walmart workers feeling depressed or anxious; 50% of employees feeling burned out from their work; 32% believing work is adversely impacting their mental health; and 46% of respondents reporting that negative mental health impacts are related to the company’s treatment of workers.[11]

2.	Media outlets are reporting on Walmart’s labor practices, including disputes with employees, and this media attention is giving rise to heightened legal, reputational and financial risk to the company and its investors. This includes serious allegations highlighted in mainstream media sources such as:

•	Insufficient sick leave pressures employees to work while sick. Business Insider reported on accusations that Walmart provides insufficient sick leave for its employees.[12] In 2022, The Arkansas Times published a piece detailing the death of a Walmart employee who felt faint shortly after reporting to work at a short-staffed store and was reportedly told to “pull herself together” had a heart attack in the store’s bathroom at the end of her shift and died.[13] Her mother stated that she stayed at work due to fear of “losing a paycheck, or even her job, for putting her health first.”[14]

•	Poor treatment of pregnant workers. Walmart has made headlines and faced multiple court battles over allegedly denying pregnant workers reasonable accommodations. In 2020, Walmart paid $14 million to settle a class action suit brought on behalf of 4,000 pregnant women in 39 states who said that Walmart denied them necessary workplace accommodations.[15] In 2022, another discrimination suit against Walmart was dismissed because the court found that Walmart treated all employees the same in denying light work duty. However, the case brought public scrutiny and generated headlines about the allegations, ultimately putting pressure on Congress to intervene.[16]

•	OSHA has repeatedly fined Walmart for worker health and safety violations across its warehouses and stores.[17]

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The poor treatment and conditions for workers within Walmart’s operations continue to capture the attention of media, government authorities, and workers, highlighting the insufficiency of Walmart’s existing corporate governance measures and the importance of board oversight.

3.	Boards are increasingly expected to exercise robust oversight over human capital management (“HCM”) matters, including worker health and safety. Strategic leadership from a company’s highest levels is critical in creating a corporate culture in which employee well-being is taken seriously; indeed, a leading law firm characterized HCM as a “board-level issue with vital strategic and risk oversight implications.”[18] The memo recommends steps boards should take to enhance HCM oversight, including formalizing the board’s responsibility and linking executive pay to HCM objectives. A recent article in the Harvard Law School Forum of Corporate Governance further observes that “Boards of directors are increasingly prioritizing their role in the oversight and governance of human capital. They’re focusing on developments in labor markets, skill shortages…retention, employee wellbeing…. They view these efforts as critical to effective business judgment and necessary to company strategy and creating competitive advantage….[E]ffective boards today view addressing people issues as fundamental to strong stewardship – how companies create and preserve long-term value.”[19] While the resolution does not presume to prescribe the exact ways in which Walmart’s board should oversee HCM, it is clear that having some insight into high level topics like employee health and safety, employee retention, and whether executives are adequately incentivized to address these issues is a model of good governance.

4.	Addressing the costs of worker health and safety issues may help protect the company’s shareholders from the related economy-wide costs and macroeconomic threats. According to a 2024 study, the aggregate cost of work-related injuries in the U.S. in 2022 totaled $167 billion, not accounting for lost productivity, hiring and training costs to replace injured workers, and increased workplace absenteeism.[20] Given that the growth and stability of the economy is a key driver of long-term portfolio returns for diversified investors, the health and safety of society’s workforce is an important consideration for such investors, separate and apart from its impact on individual company performance.

The financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies: research indicates that overall market performance, not idiosyncratic company performance, determines 75-94% of portfolio returns.21 Over long time periods, market performance is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.22 But the social and environmental costs created by companies pursuing profits can burden the economy. This drag on GDP directly reduces the return on a diversified portfolio over the long term.23 As the largest private employer in the world with annual revenues exceeding $600 billion, Walmart’s policies and procedures on this topic may be of particular interest to diversified shareholders.

We urge shareholders to vote “Yes” on Proposal No. 10.

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For questions, please contact Diana Kearney, Oxfam, at diana.kearney@oxfam.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Oxfam America is not able to vote your proxies, nor does this communication contemplate such an event. Oxfam America and co-filers Mercy Investments, CommonSpirit, Benedictine Sisters, Providence St. Joseph Health, Congregation of St. Joseph, and Bon Secour of Mercy Health urge shareholders to vote for Proposal No. 10 following the instructions provided in the company’s proxy materials at the annual shareholders’ meeting (WMT) on June 5, 2025.

_____________________________

1 Please note that Oxfam is joined by co-filers Mercy Investments, CommonSpirit, Benedictine Sisters, Providence St. Joseph Health, Congregation of St. Joseph, and Bon Secour of Mercy Health.

2 https://www.epi.org/blog/an-average-of-27-workers-a-day-suffer-amputation-or-hospitalization-according-to-new-osha-data-from-29-states-meat-and-poultry-companies-remain-among-the-most-dangerous/

3 https://www.hrgrapevine.com/us/content/article/2024-04-26-walmart-waffle-house-uber-blasted-for-unsafe-reckless-work-practices-in-dirty-dozen-report

4 https://www.usatoday.com/story/news/nation/2022/11/22/chesapeake-virginia-walmart-shooting-authorities/10761233002/

5 Beth Gutelius & Sanjay Pinto, Research Brief: Monitoring, Health, and Economic Insecurity Among Walmart Warehouse Workers, Center for Urban Economic Development, (Sept. 2024), https://cued.uic.edu/walmart/?utm_campaign=warehousereport&utm_medium=email&utm_source=advocacy&sourceid=1121276&emci=26e02f8e-517b-ef11-991a-6045bdee6681&emdi=8634fd60-547b-ef11-991a-6045bdee6681&ceid=255614.

6 National Survey of Walmart Warehouse Workers. The survey was conducted by Beth Gutelius, Ph.D., and Sanjay Pinto, Ph.D., in collaboration with the Center for Urban Economic Development. The surveys were administered via online social media platforms.. Both qualitative and quantitative data collection underwent Institutional Review Board examination and approval

7 https://webassets.oxfamamerica.org/media/documents/At_Work_and_Under_Watch.pdf, at 16, 20, 23-24.

8 https://www.abetterbalance.org/wp-content/uploads/2017/05/Pointing-Out-Walmart-Report-FINAL.pdf

9 Id.

10 Id. at p. 9.

11 National Survey of Walmart Warehouse Workers.

12 https://www.businessinsider.com/walmart-target-workers-describe-working-conditions-during-coronavirus-2020-3.

13 https://newrepublic.com/article/177515/death-walmart-workplace-safety-record.

14 https://arktimes.com/arkansas-blog/2023/01/16/no-more-walmart-associates-should-be-left-to-die-north-little-rock-family-battles-for-worker-rights-one-year-after-loss

15 https://www.washingtonpost.com/dc-md-va/2020/04/29/walmart-pregnant-workers-discrimination-settlement/

16 https://news.bloomberglaw.com/daily-labor-report/walmart-pregnancy-accommodation-ruling-puts-pressure-on-congress

17 See, e.g., OSHA/USDOL, “Federal Panel Upholds $10K U.S. Department of Labor Citation Litigated by Walmart for Years over Hazardous Shelving,” OSHA national news release, (February 24, 2023), https://www.osha.gov/news/newsreleases/national/02242023; Good Jobs First, Violation Tracker, https://violationtracker.goodjobsfirst.org/?parent=walmart&order=penalty&sort=asc (accessed September 3, 2024).

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18 https://www.clearygottlieb.com/news-and-insights/publication-listing/fulfilling-the-boards-expanded-oversight-role-in-human-capital-management

19 https://corpgov.law.harvard.edu/2024/10/25/why-boards-are-focused-on-human-capital-governance-and-risk/ (emphasis added)

20 https://jobsitecare.com/blog/cost-of-workplace-injuries/#:~:text=A%20study%20by%20the%20National,in%202022%20was%20%24167%20billion.

21 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters, 2021.

22 Principles for Responsible Investment & UNEP Finance Initiative, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors,” Appendix IV, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

23 Richard Mattison et al., Universal Ownership: Why environmental externalities matter to institutional investors, Appendix IV (demonstrating linear relationship between GDP and a diversified portfolio) (2011), UNEP Finance Initiative and PRI, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

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